Exhibit 21.1

Subsidiaries of LandBridge Company LLC

Subsidiary	Jurisdiction
DBR Land Holdings LLC	Delaware
DBR Land LLC	Delaware
DBR Desert LLC	Delaware
DBR Reeves LLC	Delaware
DBR REIT LLC	Delaware
Delaware Basin Ranches Inc.	Texas
Pecos Renewables LLC	Delaware
Platform Water Services, LLC	Texas
DBR Operating LLC	Delaware